Pricing Supplement No. J59 To Product Supplement No. JPM-III dated March 25, 2009, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009 Credit Suisse	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-158199-10 May 28, 2009

Structured Investments	Credit Suisse $9,533,000 Buffered Return Enhanced Notes due December 1, 2010 Linked to the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

General
•
The notes are designed for investors who seek a leveraged return at maturity of 1.5 times the appreciation of a basket of four currencies relative to the U.S. dollar up to a Maximum Return on the notes of 15.00%. Investors should be willing to forgo interest payments and, if the Basket declines by more than 10%, be willing to lose some or all of their investment.

•	Senior unsecured obligations of Credit Suisse, acting through its Nassau Branch, maturing December 1, 2010†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
•	The notes priced on May 28, 2009 (the “Pricing Date”) and are expected to settle on June 2, 2009. Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Credit Suisse, acting through its Nassau Branch (Standard & Poor’s A+, Moody’s Aa1)††
Basket:
The notes are linked to a weighted basket consisting of four currencies (each a “Basket Currency,” and together the “Basket Currencies”) that measures the performance of the Basket Currencies relative to the U.S. dollar. We refer to the Basket Currencies collectively as the “Basket”.

Basket Currency	Fixing Source	Fixing Time	Initial Spot Rate	Weighting
Australian dollar (“AUD”)	Reuters page: WMRSPOT12	4:00 PM London	0.7837	1/4
Brazilian real (“BRL”)	Bloomberg page: BZFXPTAX	6:00 PM New York	0.496425734	1/4
Chinese yuan (“CNY”)	Bloomberg page: CYCFUSD	4:00 PM Beijing	0.146361454	1/4
Norwegian krone (“NOK”)	Reuters page: WMRSPOT06	4:00 PM London	0.155277091	1/4
Currency of the Issue:	United States dollars
Upside Leverage Factor:	1.5
Maximum Return:	15.00%
Payment at Maturity:
If the Final Basket Level is greater than the Initial Basket Level, you will be entitled to receive a cash payment at maturity per $1,000 principal amount of notes that provides you with a return equal to the Basket Return multiplied by the Upside Leverage Factor, subject to a Maximum Return on the notes. For example, if the Basket Return is equal to or more than 10.00%, you will receive the Maximum Return on the notes of 15.00%, which entitles you to a maximum payment at maturity of $1,150.00 for every $1,000 principal amount of notes that you hold. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount of notes will be calculated as follows, subject to the Maximum Return:

$1,000 + [$1,000 x (Basket Return x Upside Leverage Factor)]
If the Final Basket Level is equal to the Initial Basket Level, you will be entitled to receive a cash payment at maturity of $1,000 per $1,000 principal amount of notes.

If the Final Basket Level declines from the Initial Basket Level, and such decline is equal to or less than 10%, you will be entitled to receive a cash payment at maturity of $1,000 per $1,000 principal amount of notes.

If the Final Basket Level declines from the Initial Basket Level by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes for every 1% that the Basket has declined below 10% of the Initial Basket Level and your final payment per $1,000 principal amount of notes will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 10%) x 1.1111]
You will lose some or all of your investment at maturity if the Final Basket Level declines from the Initial Basket Level by more than 10%.
Buffer Amount:	10%
Downside Factor:	1.1111
Basket Return:	The performance of the Basket from the Initial Basket Level to the Final Basket Level, calculated as follows:
Final Basket Level – Initial Basket Level Initial Basket Level
Initial Basket Level:	100
Final Basket Level:	The closing level of the Basket on the Valuation Date will be calculated as follows:

100 x [1 + (AUD Return x 1/4) + (BRL Return x 1/4) + (CNY Return x 1/4) + (NOK Return x 1/4)]
The AUD Return, BRL Return, CNY Return and NOK Return refer to the Basket Currency Return for the Australian dollar, Brazilian real, the Chinese yuan and the Norwegian krone, respectively.

Currency Return:	With respect to each Basket Currency, the performance of the Basket Currency from the Initial Spot Rate to the Final Spot Rate, calculated as follows:
Final Spot Rate – Initial Spot Rate Initial Spot Rate
Initial Spot Rate:	For each Basket Currency, as set forth in the table above.
Final Spot Rate:	For each Basket Currency, the Spot Rate on the Valuation Date.
Spot Rate:
For each Basket Currency except the Brazilian real, the Spot Rate will be the average of the bid price and the ask price for the relevant Basket Currency from the relevant Fixing Source at the relevant Fixing Time. For the Brazilian real, the Spot Rate will be the ask price from the relevant Fixing Source at the relevant Fixing Time. The Spot Rate will be expressed as the number of U.S. dollars per one unit of such Basket Currency, subject to the provisions set forth under “Currency Disruption Events” in this pricing supplement.

Valuation Date†:	November 29, 2010
Maturity Date†:	December 1, 2010
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22546EJH8
† Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of the Notes—Market disruption events.”
†† A credit rating is not a recommendation to buy, sell, or hold the notes, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued by Credit Suisse does not enhance, affect or address the likely performance of the notes other than the ability of the Issuer to meet its obligations.
Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 3 of this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.
Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. You should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you this pricing supplement, the product supplement, prospectus supplement and prospectus, if you so request by calling 1-800-221-1037.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000.00	$15.00	$985.00
Total	$9,533,000.00	$64,425.00	$9,390,005.00
(1) Certain fiduciary accounts will pay a purchase price of $985.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.
The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction. The notes are not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$9,533,000.00	$531.94

JPMorgan
Placement Agent
May 28, 2009

Additional Terms Specific to the Notes

You should read this pricing supplement together with the product supplement dated March 25, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement No. JPM-III dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003161/a2191819z424b2.htm

•	Prospectus supplement dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

•	Prospectus dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ or ‘‘our’’ refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount of notes to $1,000. The hypothetical total returns set forth below assume an Initial Basket Level of 100 and reflect the Upside Leverage Factor of 1.5 and the Maximum Return on the notes of 15.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Basket Level	Basket Return	Total Return	Payment at Maturity
200.00	100.00%	15.00%	$1,150.00
180.00	80.00%	15.00%	$1,150.00
165.00	65.00%	15.00%	$1,150.00
150.00	50.00%	15.00%	$1,150.00
140.00	40.00%	15.00%	$1,150.00
125.00	25.00%	15.00%	$1,150.00
120.00	20.00%	15.00%	$1,150.00
115.00	15.00%	15.00%	$1,150.00
110.00	10.00%	15.00%	$1,150.00
105.00	5.00%	7.50%	$1,075.00
102.50	2.50%	3.75%	$1,037.50
101.00	1.00%	1.50%	$1,015.00
100.00	0.00%	0.00%	$1,000.00
95.00	-5.00%	0.00%	$1,000.00
90.00	-10.00%	0.00%	$1,000.00
85.00	-15.00%	-5.56%	$944.40
80.00	-20.00%	-11.11%	$888.90
70.00	-30.00%	-22.22%	$777.80
60.00	-40.00%	-33.33%	$666.70
50.00	-50.00%	-44.44%	$555.60
40.00	-60.00%	-55.56%	$444.40
30.00	-70.00%	-66.67%	$333.30
20.00	-80.00%	-77.78%	$222.20
10.00	-90.00%	-88.89%	$111.10
0.00	-100.00%	-100.00%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the hypothetical Payments at Maturity set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Initial Basket Level of 100 to a Final Basket Level of 105. Because the Final Basket Level is greater than the Initial Basket Level and the Basket Return of 5% multiplied by the Upside Leverage Factor does not exceed the Maximum Return of 15.00%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount of notes calculated as follows:

$1,000 + [$1,000 x (5% x 1.5)] = $1,075

Example 2: The level of the Basket increases from the Initial Basket Level of 100 to a Final Basket Level of 125. Because the Basket Return of 25% multiplied by the Upside Leverage Factor exceeds the Maximum Return of 15.00%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount of notes, the maximum payment on the notes.

Example 3: The level of the Basket decreases from the Initial Basket Level of 100 to a Final Basket Level of 90. Because the Final Basket Level is less than the Initial Basket Level by not more than the Buffer Amount of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount of notes.

Example 4: The level of the Basket decreases from the Initial Basket Level of 100 to a Final Basket Level of 80. Because the Final Basket Level is less than the Initial Basket Level by more than the Buffer Amount of 10%, the Basket Return is negative and the investor will receive a payment at maturity of $888.90 per $1,000 principal amount of notes calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.90

Selected Purchase Considerations

•
APPRECIATION POTENTIAL IF THE BASKET RETURN IS POSITIVE – The notes provide the opportunity to enhance returns by multiplying a positive Basket Return by the Upside Leverage Factor, up to the Maximum Return on the notes of 15.00%, or $1,150.00 for every $1,000 principal amount of notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS – Payment at maturity of the principal amount of the notes is protected against a decline in the Final Basket Level, as compared to the Initial Basket Level, of up to 10%. If the Final Basket Level declines by more than 10% of the Initial Basket Level, for every 1% decline of the Basket below 10% of the Initial Basket Level, you will lose an amount equal to 1.1111% of the principal amount of your notes.

•
DIVERSIFICATION AMONG THE BASKET CURRENCIES – The return on the notes is linked to the performance of a basket of global currencies, which we refer to as the Basket Currencies, relative to the U.S. dollar, and will enable you to participate on a leveraged basis in any appreciation of the Basket Currencies relative to the U.S. dollar, during the term of the notes. Accordingly, the value of the Basket increases when the Basket Currencies appreciate in value relative the U.S. dollar. The Basket derives its value from an equally weighted group of currencies consisting of the Australian dollar, Brazilian real, the Chinese yuan and the Norwegian krone.

•
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS – Please refer to ‘‘Certain United States Federal Income Tax Considerations’’ in this pricing supplement for a discussion of certain U.S. federal income tax considerations for making an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be fully exposed on a leveraged basis of 1.1111% to each 1% decline in the Final Basket Level as compared to the Initial Basket Level beyond the 10% Buffer Amount.

•
THE NOTES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE – Although the return on the notes will be based on the performance of the Basket, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the securities, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. In addition, any decline in our credit ratings or any increase in our credit spreads is likely to adversely affect the market value of the notes prior to maturity.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Final Basket Level is greater than the Initial Basket Level, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return on the notes of 15.00%, regardless of the appreciation in the Basket, which may be significant. Accordingly, your maximum amount payable at maturity will not exceed $1,150.00 per $1,000 principal amount of notes. Any payment at maturity is subject to our ability to pay our obligations as they become due.

•
CHANGES IN THE EXCHANGE RATES OF THE BASKET CURRENCIES MAY OFFSET EACH OTHER – Movements in the exchange rates of the Basket Currencies may not correlate with each other. At a time when the value of one or more of the Basket Currencies appreciates relative to the U.S. dollar, the value of one or more of the Basket Currencies may not appreciate as much or may weaken relative to the U.S. dollar. Therefore, in calculating the Basket Return, increases in the value of one or more of the Basket Currencies relative to the U.S. dollar may be moderated, or more than offset, by lesser increases or declines in the value of the other Basket Currencies relative to the U.S. dollar.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK – Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The relative values of the U.S. dollar and each of the Basket Currencies are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the country or countries in which such currency is used, and economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments in the United States, Australia, Brazil, China and Norway and between each country and its major trading partners; and

•	the extent of governmental surplus or deficit in the United States, Australia, Brazil, China and Norway.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the United States, Australia, Brazil, China and Norway and those of other countries important to international trade and finance.

•
SPECIFIC RISKS RELATED TO THE CHINESE YUAN – If the Chinese yuan continues to be managed as in recent years, its spot rate movements are unlikely to contribute significantly to either an increase or decrease in the level of the Basket. Additionally, if the management of the Chinese yuan has resulted in trading levels that do not fully reflect market forces, a change in the Chinese government’s management of its currency could result in greater movement of the spot rate for the Chinese yuan-U.S. dollar exchange rate than in the past. Assuming the value of the other Basket Currencies remain constant, any increase or decrease in the value of the Chinese yuan relative to the U.S. dollar, whether as a result of a change in the governments management of its currency or otherwise, would result in a corresponding increase or decrease in the level of the Basket.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	NO INTEREST PAYMENTS – As a holder of the notes, you will not receive interest payments.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility in each Basket Currency and the U.S. dollar;

•	the time to maturity of the notes;

•	interest and yield rates in the market generally as well as in each of the Basket Currencies’ countries and in the United States;

•	the exchange rate and volatility of the exchange rate between the U.S. dollar, the Australian dollar, the Brazilian real, the Chinese yuan and the Norwegian krone;

•	changes in correlation between the Basket Currency exchange rates

•
geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Basket Currencies or stock markets generally and which may affect the exchange rate of the Basket Currency; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on the Valuation Date) could adversely affect the value of the Basket and, as a result, could decrease the amount you may receive on the notes at maturity. For further information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

Currency Disruption Events

If the Spot Rate for any Basket Currency is unavailable for any reason, the Spot Rate for such Basket Currency will be determined by the calculation agent in a commercially reasonable manner and in accordance with general market practice.

Historical Information

The following graphs set forth the historical performance of each Basket Currency based on the exchange rates of such Basket Currency from January 1, 2004 through May 28, 2009. As used herein, the exchange rates are expressed as the number of U.S. dollars per one unit of such Basket Currency. The Australian dollar-U.S. dollar exchange rate on May 28, 2009 was 0.7837. The Brazilian real-U.S. dollar exchange rate on May 28, 2009 was 0.496425734. The Chinese yuan-U.S. dollar exchange rate on May 28, 2009 was 0.146361454. The Norwegian krone-U.S. dollar exchange rate on May 28, 2009 was 0.155277091. We obtained the exchange rates for the Brazilian real and the Chinese yuan from Bloomberg and the exchanges rates for the Australian dollar and the Norwegian krone from Reuters, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg and Reuters.

The historical exchange rates of the Basket Currencies should not be taken as an indication of future performance, and no assurance can be given as to the exchange rates of the Basket Currencies relative to the U.S. dollar on the Valuation Date. We cannot give you assurance that the performance of the Basket Currencies will result in the return of any of your initial investment.

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of the notes.  This discussion applies only to holders that purchase the notes in this offering at the notes’ issue price and that hold their notes as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”).  Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a regulated investment company,

•	a real estate investment trust,

•	a tax-exempt organization,

•	an insurance company,

•	a person (including a trader in notes) using a mark-to-market method of accounting,

•	a person who holds notes as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect.  Tax consequences under state, local and foreign laws are not addressed herein.  No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of the notes, and the following discussion is not binding on the IRS.

You should consult your tax adviser as to the specific tax consequences to you of owning and disposing of the notes, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

Characterization of the Notes

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of the notes with terms that are substantially the same as those of the notes.  Thus, the characterization of the notes is not certain.  Our special tax counsel, Davis Polk & Wardwell, has advised that the notes should be treated, for U.S. federal income tax purposes, as an “open transaction” that is subject to the Treasury Regulations under Section 988 of the Code.  In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the notes, you, agree to treat your notes for all tax purposes in accordance with such characterization.  Except where stated otherwise, the balance of this discussion assumes that the notes will be so treated.

You should be aware that the characterization of the notes as described above is not certain, nor is it binding on the IRS or the courts.  Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above.  For example, the IRS might assert that the notes constitute “contingent payment debt instruments” that are subject to special tax rules.  If the notes were treated as contingent payment debt instruments, you would be required to include in income on an accrual basis over the term of the notes an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your notes.  You would recognize gain or loss upon the sale, redemption or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your notes.  In general, your adjusted basis in your notes would be equal to the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes.  Any gain you recognized upon the sale, redemption, or maturity of your notes would be ordinary income and any loss would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your notes, and thereafter would be capital loss.  It is also possible that the IRS would seek to characterize your notes as Code section 1256 contracts.  In such case, the notes would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss.

In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. In addition, on December 7, 2007, the IRS also issued a revenue ruling holding that a financial instrument issued and redeemed for U.S. dollars, but providing a return determined by reference to a foreign currency and related market interest rates, is a debt instrument denominated in the foreign currency. We believe that the notes are distinguishable in meaningful respects from the instrument described in the revenue ruling. However, future guidance extending the scope of the revenue ruling could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice and revenue ruling described above.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

U.S. Holders

You are a U.S. Holder if you are a beneficial owner of notes for U.S. federal income tax purpose that is:

•	a citizen or resident of the United States,

•
a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, or

•	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds notes, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership.  If you are a partnership, or a partner of a partnership, holding notes, you should consult your tax adviser regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the notes.

In accordance with the agreed-upon tax treatment described above, upon a sale or exchange of the notes or upon receipt of the redemption amount of the notes from us, a U.S. Holder should recognize gain or loss equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the notes at that time (which would equal the amount the U.S. Holder paid to acquire the notes).

Your gain or loss will generally be ordinary income or loss (as the case may be) for U.S. federal income tax purposes. However, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election under Section 988 to treat this ordinary gain or loss as capital gain or loss (a “Section 988 Capital Treatment Election”). It is more likely than not that the notes qualify for a Section 988 Capital Treatment Election. Assuming the Section 988 Capital Treatment Election is available, if you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as long-term capital gain or loss, assuming that you have held the note for more than one year. A U.S. Holder must make the Section 988 Capital Treatment Election with respect to a note by (a) clearly identifying the transaction on its books and records on the date the transaction is entered into as being subject to this election and either (b) filing the relevant statement verifying this election with the holder’s U.S. federal income tax return or (c) otherwise obtaining independent verification as set forth in the Section 988 Regulations. You should consult your tax adviser regarding the U.S. tax considerations with respect to an investment in the notes, as well as the availability, mechanics and consequences of a Section 988 Capital Treatment Election.

Non-U.S. Holders

You are a “Non-U.S. Holder” if you are a beneficial owner of notes for U.S. federal income tax purposes that is:

•	a nonresident alien individual,

•	a foreign corporation, or

•	a foreign estate or trust.

You are not a Non-U.S. Holder for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of the notes (including redemption of the notes at maturity).

If you are a Non-U.S. Holder of a note and if the characterization of the notes as “open transactions” is respected, any income or gain from the note should not be subject to U.S. federal income or withholding tax unless it is effectively connected with your conduct of a U.S. trade or business. In addition, among the issues addressed in the notice described above in “Certain U.S. Federal Income Tax Considerations − U.S. Holders” is the degree, if any, to which income with respect to instruments described therein, which might include the notes, should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the withholding tax consequences of an investment in the notes, possibly with retroactive effect.

If the notes were recharacterized as indebtedness, any income or gain from a note nonetheless would not be subject to U.S. withholding tax, provided generally that the certification requirement described below has been fulfilled. Because the characterization of the notes is unclear, payments made to you with respect to a note may be withheld upon at a rate of 30% unless you have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provided your name and address or otherwise satisfied applicable documentation requirements.

If you are engaged in a U.S. trade or business, and if income or gain from a note is effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be taxed in the same manner as a U.S. Holder, except that you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

You may be subject to information reporting, and you may also be subject to backup withholding at the rates specified in the Code on the amounts paid to you unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you comply with the certification procedures described in the preceding section. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

Supplemental Plan of Distribution

Under the terms of distribution agreements with JPMSI and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMSI and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $15 per $1,000 principal amount of notes and will forgo fees for sales to fiduciary accounts. For more information, please refer to “Underwriting” in the accompanying product supplement.

Credit Suisse